Filed Pursuant To Rule 433

Registration No. 333-180974

June 20, 2012

012 INVESTMENT OVERVIEW

Figure 1 highlights the performance of selected benchmarks across equities, fixed income and commodities in 2012. Year to date, the MSCI ACWI IMI, one of the broadest measures of global equity performance, managed to gain 1.0% in US dollar terms. This comes on the back of exceptional performance in the first quarter (12.1%), but weak performance in the second quarter (-10.0% QTD). On a regional basis, the US has served as a safe haven relative to other developed markets. More specifically, the S&P 500® Index is up 5.2%, while MSCI EAFE Index stands at -3.8% for the year. As a group, the performance of REITs was strong, with the Dow Jones Global ex-U.S. Select Real Estate Securities Index leading the pack, up 9.0%.

Within the fixed income arena, the Barclays Capital Global Aggregate rose 1.0%, with the US Aggregate up 2.3%. As seen within equities, emerging market local currency bonds performed well in the first quarter adding 7.1% over the first three months, but lagged in the second quarter—down 5.4%. US high yield bonds, as measured by the Barclays High Yield Index, are up 5.1% in 2012, with US investment grade not far behind, at 4.3%.

Gold and broad-based commodities continued to see a divergence in performance. Gold was up 8.9% in 2011 and is up 1.8% through May 31, 2012. In contrast, commodities, as measured by the Dow Jones UBS Commodities Index, dropped -13.3% last year and are down another 8.7% thus far in 2012.

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2012 Midyear ETF & Investment Outlook: Sinking or Swimming? BY DAVID B. MAZZA, STRATEGIST, SPDR® ETF STRATEGY & CONSULTING, STATE STREET GLOBAL ADVISORS

Based on market performance, volatility and flows, 2011 was often referred to as a year of two halves. Five months into 2012, can this year be called a first half of two parts? In the first quarter, markets recovered extremely well, helped in large part due to actions taken by the European Central Bank (ECB) and surprisingly resilient economic results. However, in April and May, investors found themselves contending with renewed risk aversion driven by questions of Greece’s commitment to austerity plans, less than stellar jobless claims in the US and weak industrial production numbers out of China. As we close the book on the first half of 2012, where do we stand and, more importantly, what are some paths that we may take on the continued road to recovery? Will we see a sharp recovery in market performance or will investors be best suited by more defensive positioning? Before we explore this, it is worth putting 2012 into perspective by analyzing two important drivers: asset class performance and ETF flows.

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FIGURE 1: 2012 INVESTMENT PERFORMANCE

ASSET CLASS	INDEX	YTD 2012	1Q	QTD 2Q
FIXED INCOME				
US HIGH YIELD	Barclays High Yield Index	5.05%	5.34%	-0.27%
US INFLATION-LINKED	Barclays U.S. Government Inflation-linked Bond Index	4.84%	0.81%	4.00%
US CORPORATE	Barclays Corporate Index	4.28%	2.08%	2.16%
US AGGREGATE	Barclays U.S. Aggregate Index	2.33%	0.30%	2.02%
INTERNATIONAL INFLATION-LINKED	DB Global Government ex-US Inflation-Linked Bond Capped Index	1.88%	6.07%	-3.95%
US TREASURIES	Barclays U.S. Treasury Index	1.86%	-1.29%	3.19%
EMERGING MARKET LOCAL CURRENCY	Barclays EM Local Currency Government Diversified Index	1.32%	7.08%	-5.38%
GLOBAL AGGREGATE	Barclays Global Aggregate Index	1.02%	0.87%	0.14%
INTERNATIONAL TREASURIES	Barclays Global Treasury ex-US Index	-0.10%	-0.20%	0.10%
EQUITIES				
INTERNATIONAL REITS	Dow Jones Global ex-U.S. Select Real Estate Securities Index	9.02%	15.86%	-5.90%
US REITS	Dow Jones U.S. Select REIT Index	8.88%	10.76%	-1.69%
GLOBAL REITS	Dow Jones Global Select Real Estate Securities Index	8.75%	12.93%	-3.71%
EMERGING MARKETS SMALL CAP	S&P® Emerging Under USD2 Billion Index	7.31%	19.77%	-10.40%
US MID CAP	S&P MidCap 400® Index	5.90%	13.50%	-6.69%
US LARGE CAP	S&P 500 Index	5.16%	12.59%	-6.60%
US SMALL CAP	S&P SmallCap 600® Index	3.64%	11.99%	-7.45%
GLOBAL ALL COUNTRY	MSCI ACWI IMI	0.96%	12.14%	-9.97%
EMERGING MARKETS	MSCI Emerging Markets Index	0.07%	14.07%	-12.28%
INTERNATIONAL SMALL CAP	S&P Developed Ex-U.S. Under USD2 Billion Index	-0.95%	13.19%	-12.49%
INTERNATIONAL DEVELOPED	MSCI EAFE Index	-3.79%	10.86%	-13.21%
COMMODITIES				
GOLD	London PM Fixing (Spot Price)	1.76%	8.59%	-6.29%
COMMODITIES	Dow Jones UBS Commodities Index	-8.72%	0.89%	-9.52%

Source: FactSet, SSgA, as of May 31, 2012.
Performance quoted represents past performance, which is no guarantee of future results.

2012 ETF INDUSTRY HIGHLIGHTS
As of May 31, 2012, the US ETF industry has over $1.1 trillion in assets under management (AUM) comprised of 1,251 funds. Relative to the end of 2011, the industry grew by $75 billion, which represents asset growth of 7.1%. Even more impressive is that the industry witnessed over $60 billion of inflows over the first five months of 2012. Year to date, 100 funds have been launched by 17 providers.

With one new entrant into the market, ETFs are now offered by 37 fund providers. Similar to years past, the top three (Blackrock, State Street and Vanguard) control over 83% of the market. Two SPDR ETFs, the SPDR S&P 500 [SPY] and SPDR Gold Shares [GLD], remain the world's largest funds.

The most popular category of 2011—dividend/fundamental—remains in favor with investors as the most popular group thus far in 2012. As major central banks around the globe have signaled that they will maintain a low rate environment into the foreseeable future; market participants continue to seek alternative sources of yield.

Thus, the credit/corporate and high yield segments within fixed income were the second and fourth most popular ETF categories. In sharp contrast to 2011, emerging markets were the most favored segment of the ETF market in the first quarter. This highlights the acute reversal in market sentiment exhibited over the first three months of this year. However, emerging markets experienced $4 billion of outflows in the more risk-averse months of April and May, muting the overall gains for 2012.

FIGURE 2: ETF CATEGORIES WITH THE LARGEST INFLOWS ($ MILLIONS)*

CATEGORY	2012	1Q 2012	2Q 2012
DIVIDEND/FUNDAMENTAL	8,963	7,188	1,776
CREDIT/CORPORATE	8,887	5,447	3,440
GOV/CREDIT	6,011	2,095	3,916
HIGH YIELD	5,829	6,805	-976
INTERNATIONAL – EMERGING	5,799	9,815	-4,016

Source: Bloomberg, L.P., SSgA, as of May 31, 2012.
*Flows are calculated by taking the average price over each month multiplied by the change in shares outstanding.

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As noted above, high yield was very popular, with investors adding $1.6 billion to the SPDR Barclays Capital High Yield Bond ETF [JNK], which is on top of $2.8 billion in 2011 asset flows. Not too far behind was SPDR Gold Shares [GLD], which hauled in $1.0 billion. From a sector perspective, the Health Care Select Sector Fund [XLV] was the third most favored ETF in the SPDR family with over $700 million of inflows. Consistent with flows into the credit/corporate category, the SPDR Barclays Capital Short Term Corporate Bond [SCPB] grew tremendously, bringing in $677 million in flows. In addition, SPDR S&P Dividend ETF [SDY] added nearly $650 million over the first five months of the year.

FIGURE 3: SPDR ETFS WITH THE LARGEST INFLOWS ($ MILLIONS)*

CATEGORY	2012	1Q 2012	2Q 2012
SPDR BARCLAYS CAPITAL HIGH YIELD BOND [JNK]	1,626	2,837	-1,211
SPDR GOLD SHARES [GLD]	1,030	1,832	-802
HEALTH CARE SELECT SECTOR SPDR [XLV]	717	403	314
SPDR BARCLAYS CAPITAL SHORT TERM CORPORATE BOND [SCPB]	677	256	421
SPDR S&P DIVIDEND [SDY]	648	601	47

Source: Bloomberg, L.P., SSgA, as of May 31, 2012.
*Flows are calculated by taking the average price over each month multiplied by the change in shares outstanding.

Further evidence of the first quarter's risk-seeking behavior was shown with defensive sectors, such as utilities and consumer staples, witnessing outflows. This trend did slow, especially in May. The second least popular category was developed markets outside of the US. After inflows in the first three months of 2012, this group saw sizable outflows in the second quarter. In addition, investors withdrew $260 million from inverse/leveraged ETFs, with an even distribution between the first two quarters of 2012. Lastly, specialty funds with an international focus witnessed $50 million in outflows.

FIGURE 4: ETF CATEGORIES WITH THE LARGEST OUTFLOWS ($ MILLIONS)*

CATEGORY	2012	1Q 2012	2Q 2012
SECTOR - UTILITIES	-1,260	-1,181	-78
INTERNATIONAL - DEVELOPED	-656	528	-1,183
INVERSE/LEVERAGED	-260	-124	-137
SECTOR - CONSUMER STAPLES	-214	-435	221
SPECIALTY - INTERNATIONAL	-50	35	-85

Source: Bloomberg, L.P., SSgA, as of May 31, 2012.
*Flows are calculated by taking the average price over each month multiplied by the change in shares outstanding.

As seen at the end of December, the top five ETF categories as measured by assets under management and number of funds remained the same. Worth noting is that the various methods of creating inverse/leveraged products have encouraged providers to make them the ETF category with the greatest number of funds. In addition, the benefits that ETFs offer investors, especially with respect to their cost efficient, transparent and liquid access to markets has propelled international ex-US and emerging markets into the second and third spots, respectively.

FIGURE 5: ETF CATEGORIES BY NET ASSET ($ MILLIONS)*

CATEGORY	2012
SIZE - LARGE CAP	189,165
INTERNATIONAL - EMERGING	115,032
COMMODITY	101,958
INTERNATIONAL - DEVELOPED	89,906
DIVIDEND/FUNDAMENTAL	57,893

Source: Bloomberg, L.P., SSgA, as of May 31, 2012.

FIGURE 6: ETF CATEGORIES BY NUMBER OF FUNDS ($ MILLIONS)*

CATEGORY	2012
INVERSE/LEVERAGED	183
INTERNATIONAL - DEVELOPED	122
INTERNATIONAL - EMERGING	121
SPECIALTY - DOMESTIC	103
DIVIDEND/FUNDAMENTAL	97

Source: Bloomberg, L.P., SSgA, as of May 31, 2012.

2012 INVESTMENT REVIEW

As detailed in the asset class performance section (see Figure 1), there was a staggering reversal of market momentum in early 2012, with the worst performers of 2011 being the best performers of the first quarter. Strong economic results helped market sentiment in the first three months of the year, as quantified by the Citi Economic Surprise Indexes (see Figure 7). This was especially true in the US. Heading into the year, it appeared that economists and strategists were too bearish, with reported numbers coming in better than most expected. However, these series have a tendency to revert back to their mean and have fallen considerably from their highs. It seems that markets had been comfortable reacting positively to economic news that had been better than expected, but it may not behave as well with neutral or even negative news going forward.

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FIGURE 7: CITIGROUP ECONOMIC SURPRISE INDEXES


80
60
40
20
0
-20
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-60
-80
-100
-120
-140
Dec-02
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Jun-11
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— DEVELOPED MARKETS — EMERGING MARKETS

Source: FactSet, SSgA, as of May 31, 2012.

Another important driver of early returns was the fact that global central banks have maintained their bias toward injecting liquidity into the markets through quantitative easing and other extraordinary measures. In fact, many central banks indicate that they will consider additional measures. The market reacted positively to the late 2011 actions taken by the ECB because they addressed the immediate liquidity needs of banks in the Eurozone. This seemed to take some of the contagion fears off the table and brought risk aversion down. At the same time, fears of a hard landing in China seemed to diminish as the government continues to work at tactics aimed at manufacturing a slowdown in its economy, while retaining the flexibility to alter policy should current methods fail.

ASSET CLASS POSITIONING REVIEW

As outlined in our outlook at the onset of 2012, we were constructive on the equity market, but noted that markets may remain volatile and highly correlated. We also advocated that investors should maintain a more cautious stance within the developed markets by tilting toward higher quality, dividend-paying stocks. In the high beta rally, these stocks tended to lag the broader market. However, investors continued to put a significant amount of capital to work in the dividend/fundamental category even as funds of that nature underperformed the broader market.

As a result of this, we were surprised at how fast markets advanced before the recent pullback. We were also surprised that cross-asset correlations and volatility decreased as swiftly as they did (see Figure 8). As highlighted, both measures peaked in the fall of 2011. As markets recovered they fell to some of their lowest points in the last couple of years. While this is welcome from an asset allocation standpoint, the move may not be fully reflective of portfolio results. Investors will need to be cognizant of how the market develops over the remaining months of the year to see if these levels can persist or if recent setbacks increase volatility to levels seen in 2010 or even 2011.

2012 ETF INDUSTRY SPOTLIGHT: ACTIVE ETFS

ETFs have come a long way from their humble beginning in early 1993 as a cash equitization vehicle for institutional investors. Over the past nineteen years, ETF providers have introduced international equity funds, fixed income offerings and commodities exposure. 2012 may mark another extremely important year in ETF evolution. While active ETFs have been in existence for some time, 2012 will forever be known as the year in which the PIMCO Total Return ETF [BOND] was launched. This introduced a long-standing, successful active fund into an ETF wrapper. Certainly it remains in the early days, but mounting inflows suggest that investors seem to be embracing the fund. The launch of BOND shows that ETFs and mutual funds can coexist within the world of active management. In other words, usage of one vehicle over another does not need to be mutually exclusive.

At around the same time, State Street launched three active fund-of-fund ETFs, the SPDR SSgA Active Asset Allocation ETFs. These funds are solutions-driven and provide investors with access to an institutional approach to tactical asset allocation strategies managed by the same group of asset class specialists that are responsible for the management of SSgA's active asset allocation strategies that are used by many of our largest and most sophisticated institutional clients. These fund-of-funds highlight how active management can be used to generate return with passive underlying vehicles. These launches bring the total number of active funds to 52 with $6.4 billion assets under management.

FIGURE 8: AVERAGE CROSS-ASSET CORRELATIONS & VOLATILITY


0.80
0.75
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0.65
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0.55
0.50
0.45
0.40
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0.30
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0.15
0.10
1.45
1.30
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Dec-09
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Sep-11
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Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
— CORRELATIONS — VOLATILITY

Source: FactSet, SSgA, as of May 31, 2012.

Correlation measures the relationship between two variables over a defined period of time. Cross-Asset Correlations is further defined as the average of the correlations of the MSCI World Index, MSCI Emerging Markets Index, Barclays Global Aggregate Index, Barclays High Yield Index and Dow Jones UBS Commodities Index over rolling one-month periods. This allows for the correlations of each pair to be interpreted as a single figure, making it possible to test what the level of correlation is across a proxy for certain investable assets.

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We also had an eye toward divergences in economic growth, with certain countries or regions seeing some dispersion in returns. We stated that investors may choose to seek out emerging markets for their strong growth prospects and avoid certain developed market countries for their lack of expansion potential. In the first quarter, emerging markets certainly benefited from the increase in investor risk appetite and the stronger growth prospects that they offer relative to their developed counterparts. However, emerging markets are prone to bouts of sell-offs when market participants take their perceived risk off the table, thus they have recently suffered as investors moved toward markets that have more conservative characteristics.

With the persistence of a low rate environment, we also proposed that investors would seek out potential opportunities for increased yield within fixed income. Thus far, relative to Treasuries, high-yield and investment-grade corporate bonds have proven to be a strong place for investment. With improved balance sheets and the lack of attractive yields from sovereign bonds, this performance trend may continue going forward.

In 2012, a support mechanism for gold could have been the potential for additional quantitative easing due to disappointing economic growth. Early in the year this was certainly not the case as countries printed relatively strong data. Investors need to look no further than manufacturing reports in the US to see how their robust numbers impacted the traditional flight to quality nature of gold. In addition, the relative strength of the US dollar has hurt the performance of gold from a currency perspective.

2012 MIDYEAR INVESTMENT OUTLOOK

As noted earlier this year, the SSgA Economics Team indicated that global growth is likely to be relatively muted, slowing from 3.9% in 2011 to 3.2% in 2012. Figure 9 highlights these 2012 forecasts for growth across selected countries and regions. In the developed world, its worth noting that we expect the US to grow 2.2%, an increase over 2011 growth of 1.7%. However, expectations for the Euro-zone anticipate mild contraction, down 0.5%. Among Europe's largest countries, they expect that Italy will fare the worst in 2012, contracting 1.7%. The developed world is expected to slow from its 6.2% growth in 2011 to 5.2% in 2012.

In light of these forecasts and market performance through May 31, 2012, we have updated our broad-based market scenarios for the remainder of the year. In short, we feel that our base case scenario of Successfully Treading Water remains in place over the next six to twelve months. While the extreme market moves experienced in the early part of the year make it tempting to extrapolate this into the future, due to the recent pullback we are hesitant to interpret this as a signal that all is clear on the horizon. In fact, the cautiously optimistic outlook helps to tone down the tendency to jump on the performance bandwagon of adopting a more euphoric outlook. However, this also does not mean that we can ignore the recent market setback. Thus, we have made some modifications to our positioning, which our outlined in greater detail on the following page.

FIGURE 9: SSgA ECONOMICS SUMMARY OF REAL GDP GROWTH (ANNUAL PERCENT CHANGE)

	TEN-YEAR AVERAGES		HISTORY		FORECAST*	
	1992-2001	2002-11	2010	2011	2012	2013
WORLD GROWTH	**3.2**	**3.8**	**5.3**	**3.9**	**3.2**	**3.7**
ADVANCED ECONOMIES (51.1)*	**2.8**	**1.6**	**3.2**	**1.6**	**1.4**	**1.8**
US (19.1)	3.5	1.6	3.0	1.7	2.2	2.0
EURO AREA (14.2)	2.1	1.1	1.9	1.5	-0.5	0.8
GERMANY (3.9)	1.6	1.0	3.6	3.1	0.9	1.5
FRANCE (2.8)	2.0	1.1	1.6	1.7	0.4	0.9
ITALY (2.3)	1.6	0.2	1.8	0.5	-1.7	0.0
JAPAN (5.6)	0.8	0.6	4.5	-0.7	2.2	1.6
UK (2.9)	3.1	1.4	2.1	0.7	0.2	1.4
CANADA (1.8)	3.3	1.9	3.2	2.4	2.0	2.2
AUSTRALIA (1.2)	3.8	3.0	2.5	2.1	3.4	3.0
DEVELOPING ECONOMIES (48.9)	**3.9**	**6.5**	**7.5**	**6.2**	**5.2**	**5.7**
MEMO: G7 ECONOMIES (38.5)	*2.6*	*1.3*	*3.1*	*1.4*	*1.5*	*1.6*

Source: SSgA Economics Team, as of June 15, 2012.
*Values in parenthesis represent the "purchasing power parity" share weights of world output, Source: IMF World Economic Outlook, April 2012.
The above forecasts are estimates based on certain assumptions and analysis made by SSgA. There is no guarantee that the estimates will be achieved.

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SCENARIO 1: HURRICANE CONDITIONS (RECESSION THAT’S MODERATELY SEVERE)

While we witnessed an orderly Greek debt restructuring earlier this year, concerns over their willingness to stick with the negotiated austerity measures have renewed fears of a messy default. With ongoing issues in Greece and renewed concerns about Spanish banks coming to the forefront, additional downside risks could arise. In the case of Greece, while there is not a true mechanism for them to leave the euro, a chaotic exit could cause a serious shock to economic output and have a contagion effect. In addition, should a prolonged and inconsistent approach to resolutions in Europe take place, countries could fall into a deep, prolonged recession dragging the US and other developed markets into negative territory. Due to global trade linkages, it could also hurt emergin

g markets growth, especially in China.

Political circumstances continue to be one of the main drivers behind this. Interestingly, these range from the lack of economic growth potential being addressed to austerity programs stalling any potential economic expansion. Some of the recent commentary out of European leaders appears to be addressing this situation, but the two camps seem to be very far apart in striking the balance between austerity and growth. As seen with the recent renewed risk aversion, a long-drawn-out situation could include even lower interest rates, with some deflationary pressures. If economic output were to be depressed on a global basis, it could also cause unemployment to move higher.

Should these conditions materialize, markets may experience another flight to safety; however, it seems that the number of assets that perform well in these circumstances has decreased. Even so, this would prompt investors to turn to government bonds, especially those issued in relatively stable countries, such as the US and Germany. They may also turn to the US dollar and gold as safe havens. For equity investors, those sectors that perform best in a down market—such as consumer staples, healthcare and utilities—would be a place to hide. Outside of that, companies with strong balance sheets and positive growth prospects may also benefit.

SCENARIO 2: RESCUE & RECOVERY

In a recovery scenario, additional political solutions for Greece and the rest of the Euro-zone would be implemented swiftly with appropriate firewalls in place to limit any contagion. Should any of the potential approaches to more aggressive policy be introduced, these would bring a renewed sense of euphoria to the markets. In the US, the housing market has a long way to go before entering a true recovery, but signs are picking up that some headway is occurring, such as the recent trend in existing home sales. Should this accelerate it could spur an increase in confidence that would help to potentially induce investors to take on additional risk. The recovery lead by hard line policy would lead to a sizable pick up in growth and could lead to rising inflation expectations.

With prospects for renewed confidence prompting improved economic results, markets could rally sharply. Investors may disregard other metrics such as growth prospects or quality, in order to scoop up the most attractively valued assets. With investors focused on segments with the best upside potential, cyclical sectors, small caps, Europe and emerging markets may perform well. As equities rally, sovereign debt could sell off as investors embrace riskier assets, such as emerging market local currency and high yield corporates within fixed income.

SCENARIO 3: SUCCESSFULLY TREADING WATER (BASE CASE SCENARIO)

It appears that the world will end up somewhere between the two extremes mentioned above. In this case, an uneven recovery would continue, with mixed economic data coming from advanced economies. In the developing world, China should avoid a hard landing. From the political point of view, it seems likely that the situation in Europe will be drawn out with increased tension between northern and southern countries. As we approach the November presidential election in the US, greater scrutiny will be placed on the candidates’ plans for promoting future economic growth in the US. As central banks remain focused on promoting liquidity and easing, this will most likely mute any major upside moves in yields. An environment of this nature is low growth, but one that is seemingly stable with mild inflation.

With this as backdrop, investors should remain somewhat conservative and tilt their portfolios toward income. Within fixed income, it appears that strong balance sheets and higher yields make corporates a potentially strong investment opportunity, especially relative to Treasuries. Since some of the bad news may already be priced into markets, cheap valuations could be supportive of future price returns. However, while attractive relative to bonds, equities may be held back by investors’ fears of the challenges that lay ahead for the Euro-zone and its potential fallout. Dividend-paying stocks offer the prospects of current income with the benefits of capital appreciation. In fact, since dividends have traditionally been a way to provide upside potential with a degree of downside protection, they may be especially attractive in this market.

Within the US, large caps seem to be well supported from a valuation perspective. Sector-wise, consumer discretionary and technology could benefit from muted inflation. Outside of the US, investors may find opportunities within Europe highly attractive, but as their issues continue to take time to resolve, the investment horizon for these securities may need to be extended. In Asia, Japan has been on investor’s radars for some time, but the lack of acceleration post the natural disaster may hold back investment. Should the yen depreciate, Japan may capitalize on such an event given as the country’s export driven companies become more attractive. Finally, for those investors willing to take on additional risk, the long-term growth potential of emerging markets remains in place.

Due to overall economic uncertainty, the massive increase in the amount of government debt, an environment with extremely low to negative inflation-adjusted interest rates in many developed countries and continued central bank demand, gold remains attractive from a long-term point of view. In addition, unlike most commodities that can ramp up production to meet demand side shocks, the supply of gold is relatively fixed. In turn, gold’s recent price correction may provide a more attractive entry point than previous levels.

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2012 SPDR ETF INVESTMENT THEMES REVISITED

As these investment scenarios continue to play out, we have revisited our two investment themes for 2012.

GENERATING INCOME

It seems that investors hunt for yield has been discussed at length over the past year. In fact, many appear to be getting fatigued with the story. In other words, if everyone knows about it, does it still matter? To investors relying on a fixed income or a pension plan attempting to pay out its liabilities, the resounding response would be yes. So, if the marketplace has known about it, do opportunities still exist from an investment standpoint? It is safe to say that this may also be the case; however, investors should look for ways of accessing income with an eye on total return. Thus, they should avoid the pitfalls of chasing yield. For fixed income investors, the corporate bond market may be the most attractive segment. A counter argument would be that with Treasury yields so low, this is also old news. However, this may be painting too broad of a brush. For example, one area of the corporate bond market that is increasingly attractive—especially for those investors concerned with rising rates and volatility—is shorter-term corporates. As illustrated in Figure 10, the maturity profile of a short-term high yield index provides a potential for greater reinvestment opportunities in a rising rate environment.

FIGURE 10: BARCLAYS INDICES MATURITY PROFILES

0 5 10 15 20 25 30 35 402012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 + US HIGH YIELD VERY LIQUID INDEX US HIGH YIELD 350MN CASH PAY 0-5 YR 2% CAPPED INDEX

Source: Barclays, SSgA, as of May 31, 2012.

GROWTH OPPORTUNITIES

Given the uncertainties facing the global economy in the second half of the year, does it make sense to increase allocations to emerging markets or even maintain current exposure? First and foremost, market timing is extremely difficult, so investors need to be cognizant of their investment horizon. However, evidence suggests that emerging markets could be a potential bright spot for global growth and will continue to do so over the long term. As highlighted in Figure 11, emerging market equities remain undervalued relative to their historical averages. With that being said, they will certainly be vulnerable to bouts of risk aversion and potential capital flight. However, many countries have a predisposition toward maintaining interest rates where they are or have an outright easing bias as inflation tends to be more restrained than expected.

FIGURE 11: S&P EMERGING BROAD MARKET INDEX

5.007.5010.0012.5015.0017.5020.0022.50May-01Nov-01May-02Nov-02May-03Nov-03May-04Nov-04May-05Nov-05May-06Nov-06May-07Nov-07May-08Nov-08May-09Nov-09May-10Nov-10May-11Nov-11May-12PRICE TO EARNINGSAVERAGE+1 STANDARD DEVIATION-1 STANDARD DEVIATION

Source: FactSet, SSgA, as of May 31, 2012.

Since the methods of accessing emerging markets have increased significantly over the past few years, investors need to be mindful of what exposures they want to implement in their portfolios. One area that investors may lack exposure within emerging markets is small caps. As emerging markets transition their economies to more local sources of growth, investors may want to tilt their exposure toward companies that derive a significant portion of revenues from local sources.

CONCLUSION

As we move into the second half of the year, 2012 seemingly has the feelings of another 2011, but could it be more like 2010? Figure 12 attempts to graphically analyze this by overlaying 2012 performance to date with the calendar year returns of 2010 and 2011. If 2012 turns out like 2010, any market pullback should prove temporary in nature; however, should 2011 performance be the norm than this drawdown may persist and even worsen.

FIGURE 12: MSCI ACWI IMI PERFORMANCE (2010, 2011 & YTD 2012)

82.5085.0087.5090.0092.5095.0097.50100.00102.50105.00107.50110.00112.50115.00201020112012Dec-09Jan-10Feb-10Mar-10Apr-10May-10Jun-10Jul-10Aug-10Sep-10Oct-10Nov-10Dec-10Jan-11Feb-11Mar-11Apr-11May-11Jun-11Jul-11Aug-11Sep-11Oct-11Nov-11Dec-11Jan-12Feb-12Mar-12Apr-12May-12

Source: FactSet, SSgA, as of May 31, 2012.

Performance quoted represents past performance, which is no guarantee of future results.

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8

SPDR UNIVERSITY

As we look forward to the remainder of the year, we ask the question: are we successfully treading water? In short, we remain constructive on the risk assets, with an eye on caution over the summer. Come the fall, the investment outlook will be complicated by the US election. Because of this overhang and the need to not ignore the importance of the Euro-zone, the potential for a significant rally that is not stimulus-driven may be muted. Thus, it appears that the influence of politics may remain front and center, but fears of a global debt crisis—currently centered on the Euro-zone—could spread across the pond and arrive in the US.

To put it another way, investors need to contend with uncertainty, but also need to be able to sleep at night. Taking the opportunity set of equities, bonds and cash, one can see that the three asset classes have each experienced a much different path over the last three years. The option of doing nothing and sitting in cash has certainly offered safety, but it has not been very profitable, especially relative to inflation. At the same time, equities have been volatile, which certainly makes a restful sleep challenging.

This could continue to make it difficult to identify individual stocks and bonds that are poised to outperform. Therefore, perhaps more than ever, we believe the inherent benefits of ETFs—ease of use, liquidity, transparency, and diversification attributes—offer financial advisors and institutional investors the chance to add value though a macro-driven asset allocation.

FIGURE 13: EQUITIES, FIXED INCOME & CASH PERFORMANCE


125.00
120.00
115.00
110.00
105.00
100.00
95.00
90.00
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
MSCI ACWI IMI
BARCLAYS GLOBAL AGGREGATE INDEX
JP MORGAN US 1M CASH INDEX

Source: FactSet, SSgA, as of May 31, 2012.

Performance quoted represents past performance, which is no guarantee of future results.

Hopefully by year's end, the continued uncertainty will begin to stabilize and with that, we'll have more firm direction on how best to navigate financial waters. In the near term, we remain struck by what we don't yet know: is smooth sailing on the horizon or will we need to call for a life raft?

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DEFINITIONS

CORRELATION

A correlation coefficient measures the degree to which the movements of two variables are related. For example, a correlation of 1.00 (or 100%) would indicate that two data series move in the same direction (positive or negative) for the stated time period. In contrast, a correlation coefficient of -1.00 would mean that the two move in opposite direction. A correlation of zero indicates that the two exhibit no discernible relationship.

LONDON PM FIXING (SPOT PRICE)

The London fix is a method of determining the price of gold. It is carried out twice a day (10:30AM and 3PM, London time) by the 5 members via a dedicated conference call facility.

INDEX DEFINITIONS

BARCLAYS CORPORATE INDEX

The Barclays U.S. Corporate Index is designed to measure the performance of US corporate bonds. The Index includes investment grade, fixed-rate, taxable, US dollar-denominated debt with $250 million or more par amount outstanding, issued by US and non-US industrial, utility, and financial institutions. The Index is rebalanced monthly, on the last day business day of the month.

BARCLAYS CAPITAL GLOBAL AGGREGATE INDEX

The Global Aggregate Index provides a broad-based measure of the global investment-grade fixed-rate debt markets. The Global Aggregate Index contains three major components: the U.S. Aggregate Index (USD 300 million), the Pan-European Aggregate Index (EUR 300 million), and the Asian-Pacific Aggregate Index (JPY 35 billion). In addition to securities from these three benchmarks, the Global Aggregate Index includes Global Treasury, Eurodollar (USD 300 million), Euro-Yen (JPY 35 billion), Canadian (CAD 300 million), and Investment-Grade 144A (USD 300 million) index-eligible securities not already in the three regional aggregate indices.

BARCLAYS EM LOCAL CURRENCY GOVERNMENT DIVERSIFIED INDEX

The flagship Emerging Markets Local Currency Government Index is designed to provide a broad measure of the performance of local currency emerging markets (EM) debt. The index tracks fixed-rate local currency government debt of countries with a sovereign rating of A1 or lower or a World Bank income classification of Low income, Low/Middle income, or Upper/Middle income. China and India are excluded from the flagship index to provide a more investable universe of securities for offshore investors. These markets are included in the broader benchmark, EM Local Currency Government Universal Index. Eurozone countries are excluded, regardless of sovereign rating or World Bank classification.

BARCLAYS GLOBAL AGGREGATE INDEX

The Global Aggregate Index provides a broad-based measure of the global investment-grade fixed-rate debt markets. The Global Aggregate Index contains three major components: the U.S. Aggregate Index (USD 300 million), the Pan-European Aggregate Index (EUR 300 million), and the Asian-Pacific Aggregate Index (JPY 35 billion). In addition to securities from these three benchmarks, the Global Aggregate Index includes Global Treasury, Eurodollar (USD 300 million), Euro-Yen (JPY 35 billion), Canadian (CAD 300 million), and Investment-Grade 144A (USD 300 million) index-eligible securities not already in the three regional aggregate indices.

BARCLAYS GLOBAL TREASURY EX-US INDEX

The Barclays Global Treasury Ex-U.S. Index includes government bonds issued by investment-grade countries outside the United States, in local currencies, that have a remaining maturity of one year or more and are rated investment grade (Baa3/BBB-/BBB- or higher) using the middle rating of Moody’s Investor Service, Inc., Standard & Poor’s, and Fitch Inc., respectively. The securities in the Global Treasury Ex-U.S. Index must be fixed-rate and have certain minimum amounts outstanding, depending upon the currency in which the bonds are denominated and is market capitilization weighted.

BARCLAYS HIGH YIELD INDEX

The U.S. Corporate High-Yield Index covers the USD-denominated, non-investment grade, fixed-rate, taxable corporate bond market. Securities are classified as high-yield if the middle rating of Moody’s, Fitch, and S&P is Ba1/BB+/BB+ or below. The index excludes emerging markets debt.

BARCLAYS U.S. AGGREGATE INDEX

The Barclays U.S. Aggregate Index represents the securities of the US dollar-denominated, investment grade bond market. The Index provides a measure of the performance of the US dollar-denominated, investment grade bond market, which includes investment grade (must be Baa3/ BBB-or higher using the middle rating of Moody’s Investor Service, Inc., Standard & Poor’s, and Fitch Rating) government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly offered for sale in the United States.

BARCLAYS U.S. GOVERNMENT INFLATION-LINKED BOND INDEX

The Barclays U.S. Government Inflation-linked Bond Index includes publicly issued, U.S. Treasury inflation protected securities that have at least 1 year remaining to maturity on index rebalancing date, with an issue size equal to or in excess of $500 million. Bonds must be capital-indexed and linked to an eligible inflation index. The securities must be denominated in US dollars and pay coupon and principal in US dollars. The notional coupon of a bond must be fixed or zero. Bonds must settle on or below the index rebalancing date.

BARCLAYS U.S. TREASURY INDEX

The Barclays U.S. Treasury Index includes all publicly issued, US Treasury securities that are rated investment grade, and have $250 million or more of outstanding face value. In addition, the securities must be denominated in US dollars and must be fixed rate and non convertible. Excluded from the U.S. Treasury Index are certain special issues, such as flower bonds, TINs, state and local government series bonds, TIPS, and coupon issues that have been stripped from bonds included in the index. The Index is market capitalization weighted and the securities in the index are updated on the last business day of each month.

DB GLOBAL GOVERNMENT EX-US INFLATION-LINKED BOND CAPPED INDEX

The DB Global Government ex-US Inflation-Linked Bond Capped Index measures the total return performance of inflation-linked government bonds from developed and emerging market countries outside of the United States. The Index includes government debt (direct obligations of the issuer country) but does not include quasi-government debt or corporate debt.

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DOW JONES GLOBAL EX-U.S. SELECT REAL ESTATE SECURITIES INDEX

The Dow Jones Ex-US Select Real Estate Securities Index is a float-adjusted, market capitalization-weighted index that defines and measures the investable universe of publicly-traded, real estate securities in countries outside of the US.

DOW JONES GLOBAL SELECT REAL ESTATE SECURITIES INDEX

The Dow Jones Global Select Real Estate Securities IndexSM is a float-adjusted market capitalization index designed to measure the performance of publicly traded real estate securities in developed and emerging countries.

To be included in the real estate indexes, an issue must be all of the following: The company must be both an equity owner and operator of commercial and/or residential real estate. Businesses excluded from these focused indexes include: mortgage REITs, net-lease REITs, real estate finance companies, mortgage brokers and bankers, commercial and residential real estate brokers and estate agents, home builders, large land owners and sub dividers of unimproved land, hybrid REITS, and timber REITs, as well as companies that have more than 25% of their assets in direct mortgage investments. Health Care REITs are eligible for inclusion as of September 21, 2007. The company must have a minimum total market capitalization of at least $200 million at the time of its inclusion. At least 75% of the company’s total revenue must be derived from the ownership and operation of real estate assets. The liquidity of the company’s stock must be commensurate with that of other institutionally held real estate securities.

DOW JONES UBS COMMODITIES INDEX

The Dow Jones-UBS Commodity Index aims to provide broadly diversified representation of commodity markets as an asset class. The index is made up of exchange-traded futures on physical commodities. The index represents 19 commodities, which are weighted to account for economic significance and market liquidity.

DOW JONES U.S. SELECT REIT INDEX

The Dow Jones U.S. Select REIT Index is comprised of companies whose charters are the equity ownership and operation of commercial real estate and which operate under the REIT Act of 1960. The Index is generally rebalanced monthly, and returns are calculated on a buy and hold basis except as necessary to reflect the occasional occurrence of Index changes in the middle of the month. Each REIT in the Index is weighted by its float adjusted market capitalization.

MSCI ACWI IMI

The MSCI ACWI IMI Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. It covers c.9000 securities across large, mid and small cap size segments and consists of c.45 country indices, of which approximately half are developed and half are emerging markets.

MSCI EAFE INDEX

The MSCI EAFE Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As of June 2007 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

MSCI EMERGING MARKETS INDEX

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. The MSCI Emerging Markets Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.

S&P 500® INDEX

The S&P 500 Index is composed of 500 selected stocks, all of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. Since 1968, the S&P 500 Index has been a component of the US Commerce Department’s list of Leading Indicators that track key sectors of the US economy. Current information regarding the market value of the S&P 500 Index is available from market information services. The S&P 500 Index is determined, comprised and calculated without regard to the Trust.

S&P DEVELOPED EX–U.S. UNDER USD2 BILLION INDEX

The S&P Developed Ex–U.S. Under USD2 Billion Index is a market capitalization weighted index that defines and measures the investable universe of publicly traded companies domiciled in developed countries outside the U.S. The Developed Small Cap Index is “float adjusted”, meaning that only those shares publicly available to investors are included in the Developed Small Cap Index calculation.

S&P EMERGING UNDER USD2 BILLION INDEX

The S&P Emerging Markets Under USD2 Billion Index is a float adjusted market cap weighted index that represents the small capitalization segment of emerging countries included in the S&P Global BMI Index. The Global BMI Index captures the full universe of institutionally investable stocks in developed and emerging markets with float-adjusted market capitalizations of at least $100 million.

S&P MIDCAP 400® INDEX

The S&P MidCap 400 covers over 7% of the U.S. equities market, and is part of a series of S&P U.S. indices. Included in the index are companies with market cap in the range of US$ 1 billion to US$ 4.5 billion. This range is reviewed from time to time to ensure consistency with market conditions. The index also includes companies that should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items.

S&P SMALLCAP 600® INDEX

The S&P SmallCap 600 Index measures the performance of the small-capitalization sector in the U.S. equity market. The selection universe for the Index includes all U.S. common equities listed on the NYSE, NASDAQ Global Select Market, NASDAQ Select Market and NASDAQ Capital Market with market capitalizations between $250 million and $1.2 billion. The Index is float-adjusted and market capitalization weighted.

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STATE STREET GLOBAL ADVISORS

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.787.2257

FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.

© 2012 State Street Corporation. All Rights Reserved. IBG-6339 Exp. Date: 6/30/2013 IBG.EDU.MDYR.0612

ABOUT SPDR® ETFS

SPDR ETFs are a comprehensive fund family of over 100 ETFs, spanning an array of international and domestic asset classes. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® – Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

For information about our ETF family, visit www.spdrs.com

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Past performance is no guarantee of future results. It is not possible to invest directly in an index. Index data is not meant to represent that of any particular fund.

The views expressed in this material are the views of SSgA through the period ended March 2012 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.

Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; and inflation risk.

Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.

Foreign investments involve greater risk than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.

Select Sector SPDR Funds bear a higher level of risk than more broadly diversified funds.

Because the SPDR SSgA Active Asset Allocation ETFs are actively managed, they are therefore subject to the risk that the investments selected by SSgA may cause the ETFs to underperform relative to their benchmarks or other funds with similar investment objectives.

Actively managed ETFs do not seek to replicate the performance of a specified index.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

There is no guarantee that the stocks in the portfolio will continue to declare dividends and if they do, that they will remain at current levels or increase over time.

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “it is likely” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the shares), GLD’s operations, World Gold Trust Services, LLC’s (the “Sponsor”) plans and references to the GLD’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor or State Street Global Markets, LLC (the “Marketing Agent”) made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, the factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or the Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, the Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, the Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or the Marketing Agent’s expectation or projections.

The MSCI Emerging Markets Index, the MSCI EAFE Index and the MSCI ACWI IMI are trademarks of Morgan Staley Capital International. The Financial products described herein are indexed to an MSCI index. The financial products referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial products or any index on which such financial products are based.

Dow Jones® is a trademark of the Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use by State Street Bank and Trust. The Products are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Product.

“Deutsche Bank” and “DB Global Government ex-US Inflation-Linked Bond Capped IndexSM” are reprinted with permission. ©Copyright 2008 Deutsche Bank AG. All rights reserved. “Deutsche Bank” and DB Global Government ex-US Inflation-Linked Bond Capped IndexSM are service marks of Deutsche Bank AG and have been licensed for use for certain purposes by State Street Global Advisors. The SPDR DB International Government Inflation-Protected Bond is not sponsored, endorsed, sold or promoted by Deutsche Bank AG. Deutsche Bank AG, as Index Provider, makes no representation, express or implied, regarding the advisability of investing in this product.

Barclays Capital is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays Capital ETFs. The products are not sponsored by, endorsed, sold or promoted by Barclays Capital and Barclays Capital makes no representation regarding the advisability of investing in them.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P, S&P 500, S&P SMALLCAP 600 and S&P MIDCAP 400 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to =State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P 500®,

SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts, and Select Sector SPDRs. ALPS Distributors, Inc. is not affiliated with State Street Global Markets, LLC.

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.